EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMCORE Financial, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-137155) on Form S-8 of AMCORE Financial, Inc. of our report dated July 13, 2007, relating to the statements of net assets available for benefits of the AMCORE Financial Security Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, Schedule H, line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2006, Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2006, and Schedule G, Part III – Schedule of Nonexempt Transactions, which report appears in the December 31, 2006 report on Form 11-K of the AMCORE Financial Security Plan.

/s/ KPMG LLP

Chicago, Illinois

July 13, 2007